Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276600

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, as amended, but it is not complete and may be changed. This pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 22, 2024

PRICING SUPPLEMENT No. 1, dated January    , 2024

(To prospectus, dated January 19, 2024, and

prospectus supplement, dated January 19, 2024)

TRUIST FINANCIAL CORPORATION

Medium-Term Notes, Series I (Senior)

This pricing supplement supplements the terms and conditions in the prospectus, dated January 19, 2024, as supplemented by the prospectus supplement, dated January 19, 2024 (together, the “prospectus supplement”), and should be read together with the prospectus supplement and the prospectus for additional information about the offering and sale of $             aggregate principal amount of        % Fixed-to-Floating Rate Senior Notes due January    , 2035 (the “Notes”) of Truist Financial Corporation (“Truist” or the “Company”). Terms used but not defined herein shall have the respective meanings set forth in the prospectus supplement.

Key Terms	Fixed-to-Floating Rate Senior Notes
CUSIP / ISIN Nos.	89788MAS1 / US89788MAS17
Series	Series I (Senior)
Form of Note	Book-Entry
Principal Amount	$
Trade Date	January , 2024
Issue Date	January , 2024 (T+ )
Stated Maturity	January , 2035
Reset Date	January , 2034
Distribution	Underwritten basis
Authorized Denominations	$2,000 and integral multiples of $1,000 in excess thereof
Issue Price (Dollar Amount and Percentage of Principal Amount)	$ / %

Net Proceeds (Before Expenses) to the Company	$

Interest Rate (and, if applicable, related Interest Periods)

☒   Fixed Rate Note (during the fixed rate period)

☐   CMT Rate Note

☐   Reuters Page FRBCMT

☐   Reuters Page FEDCMT

☐   One-Week   ☐    One-Month

☐   Commercial Paper Rate Note

☐   CORRA Note

☐   EURIBOR Note

☐   Federal Funds Rate Note

☐   (effective) ☐ (open) ☐ (target)

☐   Prime Rate Note

☒   SOFR Note (during the floating rate period)

☒   Compounded SOFR Note with Observation Period Shift

☐   Compounded SOFR Index Note with Observation Period Shift

☐   SONIA Rate Note

☐   Compounded SONIA Rate Note with Observation Shift Convention

☐   Compounded SONIA Rate Note with Observation Lookback Convention

☐   Compounded SONIA Index Note with Compounded Index Convention

☐   Treasury Rate Note

☐   Zero Coupon Note

☐   Other Base Rate:

Fixed Rate Period	The period from, and including, the Issue Date to, but excluding, the Reset Date.

Floating Rate Period	The period from, and including the Reset Date to, but excluding, the Stated Maturity.

Fixed Interest Rate	During the fixed rate period, % per annum payable in arrears for each semi-annual Interest Period.

Floating Interest Rate	During the floating rate period, the Base Rate as determined on the applicable Interest Determination Date plus the Spread per annum payable in arrears for each quarterly Interest Period.

Base Rate	Compounded SOFR with Observation Period Shift determined for each quarterly Interest Period during the floating rate period in accordance with the specific formula and provisions described under “Description of Notes—Floating Rate Notes—Base Rates—SOFR” in the accompanying prospectus supplement.

Spread	+ basis points

Spread Multiplier	Not applicable

Index Source	As published by SOFR administrator

Index Maturity	Daily

Interest Periods

With respect to the fixed rate period, each semi-annual period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the fixed rate period, the Issue Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the fixed rate period, the Reset Date).

With respect to the floating rate period, each quarterly period from, and including, an Interest Payment Date (or, in the case of the first Interest Period during the floating rate period, the Reset Date) to, but excluding, the next Interest Payment Date (or, in the case of the final Interest Period during the floating rate period, the Stated Maturity or earlier Redemption Date).

Interest Payment Dates

With respect to the fixed rate period, January      and July      of each year, commencing on July     , 2024 and ending on the Reset Date.

With respect to the floating rate period, January     , April     , July     , and October     of each year, commencing on April     , 2034 and ending on the Stated Maturity.

Regular Record Dates	15 calendar days prior to each Interest Payment Date

Interest Determination Dates	With respect to each Interest Period during the floating rate period, the date two U.S. Government Securities Business Days preceding the applicable Interest Payment Date.

Interest Reset Dates	For the floating rate period, each Interest Payment Date.

Key Terms	Fixed-to-Floating Rate Senior Notes

Observation Period	With respect to each Interest Period during the floating rate period, the period from, and including, the date two U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date two U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.

Maximum Interest Rate	Maximum rate permitted by New York law

Minimum Interest Rate	Zero

Day Count Convention	With respect to the fixed rate period, 30/360. With respect to the floating rate period, Actual/360.

Business Day	With respect to the fixed rate period, New York and Charlotte. With respect to the floating rate period, New York, Charlotte and U.S. Government Securities Business Day.

Business Day Convention	With respect to the fixed rate period, Following Unadjusted Business Day convention. With respect to the floating rate period, Modified Following Business Day convention.

Optional Make-Whole Redemption	At any time after the date that is 180 days after the Issue Date (or, if additional notes are issued, after the date that is 180 days after the Issue Date of such additional notes) and prior to the Reset Date (one year prior to the Stated Maturity), the Company may redeem the Notes at its option, in whole or in part, at any time and from time to time, at the Make-Whole Redemption Price as described under “Description of Notes—Redemption—Optional Make-Whole Redemption” in the accompanying prospectus supplement. Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.

Make-Whole Spread	+ basis points

Optional Redemption	The Company may redeem the Notes at its option, (a) in whole, but not in part, on the Reset Date, or (b) in whole at any time or in part from time to time, on or after October , 2034 (three months prior to the Stated Maturity) and prior to the Stated Maturity, in each case at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date. See “Supplemental Description of the Notes—Redemption.” Notice of any redemption will be provided at least 5 but not more than 60 calendar days before the redemption date to the registered holder of the Notes to be redeemed.

Calculation Agent	U.S. Bank Trust Company, National Association

Original Issue Discount Notes	Not applicable

Prohibition of Sales to EEA and UK Investors	Not applicable

Additional Terms	Not applicable

The Notes are not savings accounts, deposits or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The Notes are not secured.

Investing in the Notes involves risk. Potential purchasers of the Notes should consider the information set forth in the “Risk Factors” section beginning on page S-4 of the accompanying prospectus supplement and the discussion of risk factors contained in our annual and quarterly reports filed with the Securities and Exchange Commission, which are incorporated by reference herein.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the attached prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, which can be accessed on the SEC website via the links below:

•	Prospectus dated January 19, 2024:

https://www.sec.gov/Archives/edgar/data/92230/000119312524010950/d558256ds3asr.htm

•	Prospectus Supplement dated January 19, 2024:

https://www.sec.gov/Archives/edgar/data/92230/000119312524011282/d723585d424b5.htm

	Per Note(1)		Total
Price to Public		%	$
Underwriters’ Discount		%	$
Net Proceeds (Before Expenses) to Us		%	$

(1)	Plus accrued interest, if any, from January , 2024, if settlement occurs after that date.

We expect to deliver the Notes to investors through the book-entry delivery system of The Depository Trust Company and its direct participants on or about January    , 2024.

Joint Book-Running Managers

Truist Securities	BofA Securities	Citigroup	UBS Investment Bank

, 2024

RECENT DEVELOPMENTS

Truist’s Fourth Quarter 2023 Financial Results

On January 18, 2024, we reported earnings for the fourth quarter of 2023. Outlined below is a summary of those results. Our fourth quarter 2023 consolidated financial results below are unaudited and preliminary. Such results are based on information available to management as of the date of the earnings report and is subject to completion by management of our financial statements as of and for the period ended December 31, 2023. There can be no assurance that actual results for the third quarter will not differ from these preliminary financial data and any such changes could be material. Complete quarterly and annual results will be included in our Annual Report on Form 10-K for the period ended December 31, 2023, which we expect to file with the SEC on or before February 29, 2024, which will contain more detailed information than is included below. Our fourth quarter 2023 consolidated financial results below should be read in conjunction with our Annual Report on Form 10-K for the year ended December 31, 2022, and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2023, June 30, 2023, and September 30, 2023, which are incorporated by reference herein.

The preliminary financial data included in this document has been prepared by, and is the responsibility of, Truist’s management. PricewaterhouseCoopers LLP has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

Earnings Overview—Fourth Quarter 2023 Compared to Fourth Quarter 2022

Net loss to common shareholders was $5.2 billion, or $3.85 per diluted share compared to net income available to common shareholders of $1.1 billion or $0.80 per diluted share in the third quarter of 2023. The current quarter includes a non-cash goodwill impairment of $6.1 billion, or $4.53 per share, which has no impact on our liquidity, regulatory capital ratios, or our ability to pay our common dividend and service our clients’ financial needs; an FDIC special assessment of $507 million ($387 million after-tax), or $0.29 per share; a discrete tax benefit of $204 million, or $0.15 per share; and charges of $183 million ($139 million after-tax), or $0.10 per share, primarily due to restructuring activities related to our cost savings program.

Taxable-equivalent net interest income for the fourth quarter of 2023 was down $20 million, or 0.6%, compared to the third quarter of 2023 primarily due to lower earning assets and higher funding costs. The net interest margin was 2.98%, up three basis points.

The yield on the average total loan portfolio was 6.36%, up 11 basis points and the yield on the average securities portfolio was 2.41%, up 15 basis points.

The average cost of total deposits was 1.90%, up nine basis points and the average cost of short-term borrowings was 5.62%, up 15 basis points. The average cost of long-term debt was 4.67%, up 16 basis points. The increase in rates on deposits and other funding sources was largely attributable to the higher rate environment.

Noninterest income was up $47 million, or 2.2%, compared to the third quarter of 2023 primarily due to higher service charges on deposits and lending related fees, partially offset by lower other income.

Noninterest expense was up $6.5 billion compared to the third quarter of 2023 due to goodwill impairment of $6.1 billion, the FDIC special assessment (regulatory costs) of $507 million, higher merger-related and restructuring charges, and higher professional fees and outside processing expense, partially offset by lower personnel expense and other expense. The goodwill impairment was primarily due to the continued impact of higher interest rates and discount rates, and a sustained decline in banking industry share prices, including Truist’s. Merger-related and restructuring charges for the current quarter include increased severance charges due to the ongoing transformation efforts as well as the continuation of specific facilities optimization costs. Adjusted noninterest expenses, which exclude goodwill impairment, the FDIC special assessment, merger-related and restructuring costs, and the amortization of intangibles, decreased $160 million, or 4.5%, compared to the prior quarter.

The effective tax rate for the fourth quarter of 2023 decreased compared to the third quarter of 2023 primarily driven by lower pre-tax earnings, which includes a non-deductible goodwill impairment, partially offset by a discrete tax benefit of $204 million.

Balance Sheet Overview—Fourth Quarter 2023 Compared to Third Quarter 2023

Average loans held for investment decreased $5.5 billion, or 1.7%, compared to the prior quarter. Average commercial loans decreased 1.8% due to a decline in the commercial and industrial portfolio, partially offset by an increase in commercial construction loans. Average consumer loans decreased 1.8% primarily due to declines in the indirect auto and mortgage portfolios.

Average deposits for the fourth quarter of 2023 were $395.3 billion, a decrease of $5.7 billion, or 1.4%, compared to the prior quarter. Average noninterest-bearing deposits decreased 3.7% compared to the prior quarter and represented 29.0% of total deposits for the fourth quarter of 2023 compared to 29.6% for the third quarter of 2023 and 34.1% compared to the year ago quarter. Average money market and savings accounts decreased 1.8%. Average time deposits increased 1.6% due to increases in retail client time deposits, primarily due to migration from other deposit products, partially offset by a $2.1 billion decline in brokered time deposits.

Asset Quality

Nonperforming assets totaled $1.5 billion at December 31, 2023, down 6.0% compared to September 30, 2023. Nonperforming loans and leases held for investment were 0.44% of loans and leases held for investment at December 31, 2023, down two basis points compared to September 30, 2023.

Loans 90 days or more past due and still accruing totaled $534 million at December 31, 2023, down $40 million, or one basis point as a percentage of loans and leases, compared with the prior quarter primarily due to a decline in government guaranteed residential mortgages. Excluding government guaranteed loans, the ratio of loans 90 days or more past due and still accruing as a percentage of loans and leases was 0.04% at December 31, 2023, unchanged from September 30, 2023.

Loans 30-89 days past due and still accruing of $2.0 billion at December 31, 2023 were up $335 million, or 11 basis points as a percentage of loans and leases, compared to the prior quarter due to increases in the commercial and industrial portfolio and consumer portfolios.

The allowance for credit losses was $5.1 billion and includes $4.8 billion for the allowance for loan and lease losses and $295 million for the reserve for unfunded commitments. The ALLL ratio was 1.54%, up five basis points compared with September 30, 2023. The ALLL covered nonperforming loans and leases held for investment 3.5X compared to 3.2X at September 30, 2023. At December 31, 2023, the ALLL was 2.7X annualized net charge-offs, compared to 2.9X at September 30, 2023. The provision for credit losses was $572 million compared to $497 million for the third quarter of 2023. The increase in the current quarter provision expense primarily reflects higher net charge-offs and an allowance build. The net charge-off ratio for the current quarter was up compared to the third quarter of 2023 primarily driven by higher net charge-offs in the other consumer, commercial and industrial, and indirect auto portfolios, partially offset by lower net charge-offs in the CRE portfolio. Dividends and Capital

Capital ratios remained strong compared to the regulatory requirements for well capitalized banks. Truist declared common dividends of $0.52 per share during the fourth quarter of 2023. Truist did not repurchase any shares in the fourth quarter of 2023.

Truist’s preliminary CET1 ratio was 10.1% as of December 31, 2023. The increase since September 30, 2023 resulted from organic capital generation and RWA optimization.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Truist Securities, Inc., BofA Securities, Inc., Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions of a syndicated underwriting agreement, dated January 22, 2024 (the “terms agreement”), between us and the underwriters named below (the “underwriters”), incorporating the terms of a distribution agreement, dated as of January 19, 2024, between us and the agents named in the accompanying prospectus supplement, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase, as principal, the principal amount of Notes set forth opposite its name below:

Underwriter	Principal Amount of Notes
Truist Securities, Inc.	$
BofA Securities, Inc.
Citigroup Global Markets Inc.
UBS Securities LLC

Total	$

See “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for additional information.

LEGAL MATTERS

In the opinion of Mayer Brown LLP, as counsel to the Company, when the Notes offered by this pricing supplement have been issued by the Company pursuant to the indenture, the trustee and/or paying agent has made, in accordance with the instructions from the Company, the appropriate entries or notations in its records relating to the master global note that represents such Notes, and delivered against payment as contemplated herein, the Notes will constitute valid and legally binding obligations of the Company entitled to the benefits of the indenture, except that (a) the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to or affecting creditors’ rights or remedies generally and (ii) general principles of equity and to the discretion of the court before which any proceedings therefor may be brought (regardless of whether enforcement is sought in a proceeding at law or in equity) and (b) the enforceability of provisions imposing liquidated damages, penalties or an increase in interest rate upon the occurrence of certain events may be limited in certain circumstances.

This opinion is given as of the date hereof and is limited solely to the Federal laws of the United States of America, the laws of the State of New York and the Business Corporation Act of the State of North Carolina. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the opinion of such counsel dated January 19, 2024, which has been filed as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 19, 2024.

PS-6